INVESTMENT MANAGEMENT
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VOYA®

July 1, 2024	(K)(4)(b)

Voya Credit Income Fund

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Credit Income Fund (the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from July 1, 2024 through July 1, 2025, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund		Maximum Operating Expense Limit
(as a percentage of managed and average net assets)
	Class A	Class C	Class I	Class W

	0.80% of	0.80% of	0.80% of	0.80% of
	Managed Assets1	Managed Assets1	Managed	Managed Assets1
Voya Credit Income Fund			Assets1
	plus	plus	plus	plus
	0.45% of average	0.95% of average	0.20% of	0.20% of average
	daily net assets	daily net assets	average daily	daily net assets
net assets

We are willing to be bound by this letter agreement to lower our fees for the period from July 1, 2024 through July 1, 2025. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and

(2)it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of the Fund.

1Managed Assets are defined as the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares).

July 1, 2024

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Credit Income Fund

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized